[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 20, 2015

VIA EDGAR

Tiffany Piland Posil Special Counsel Division of Corporation Finance Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

RE:	NPS Pharmaceuticals, Inc.
Schedule 14D-9C filed January 12, 2015
SEC File No. 005-44877

Dear Ms. Posil:

I am writing on behalf of NPS Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated January 15, 2015 (the “Comment Letter”) with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 (relating solely to preliminary communications made before the commencement of a tender offer), as filed with the Commission on January 12, 2015 (the “Schedule 14D-9C”).

This letter is being filed with the Commission electronically via the EDGAR system today.  In addition to making the EDGAR filing, we are delivering a hard copy of this letter.

The heading and numbered paragraph below correspond to the heading and numbered paragraph set forth in the Comment Letter.

Tiffany Piland Posil

January 20, 2015

Exhibit 99.7

1.                                      We note that slides 1 and 2 refer to the Private Securities Litigation Reform Act of 1995 (PSLRA).  Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

Response:  In response to the staff’s comment, the Company confirms to the staff that the Company will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

*    *    *    *    *

We hope that the foregoing has been responsive to the staff’s comments.  If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4850.

Very truly yours,

/s/ Graham Robinson

Graham Robinson

cc:                                NPS Pharmaceuticals, Inc., Attention:  Office of the General Counsel

Eileen T. Nugent, Skadden, Arps, Slate, Meagher & Flom LLP

William J. Chudd, Davis Polk & Wardwell LLP